UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A    .

On March 9, 2011, KB Financial Group Inc. furnished a public notice regarding the convocation of its general meeting of shareholders for fiscal year 2010.

The agenda for the annual general meeting of shareholders to be held on March 25, 2011 was also released through two Korean daily newspapers, and the detailed contents of such agenda are also currently being distributed to shareholders of KB Financial Group Inc. for their reference as they exercise their voting rights.

•	Agenda:

1)	Approval of financial statements (balance sheet, income statement and statements of appropriation of retained earnings) for fiscal year 2010

2)	Appointment of directors

3)	Appointment of members of the Audit Committee, who are non-executive directors

4)	Approval of the aggregate remuneration limit for directors

Agenda for Annual General Meeting of

Shareholders for Fiscal Year 2010

AGENDUM 1. APPROVAL OF FINANCIAL STATEMENTS (BALANCE SHEET, INCOME STATEMENT AND STATEMENTS OF APPROPRIATION OF RETAINED EARNINGS) FOR FISCAL YEAR 2010

Please find the following Exhibits attached to this document:

Exhibit Index

99.1	Non-Consolidated Balance Sheet as of December 31, 2010
99.2	Non-Consolidated Income Statement for the year ended December 31, 2010
99.3	Non-Consolidated Statements of Appropriation of Retained Earnings for the year ended December 31, 2010

AGENDUM 2. APPOINTMENT OF DIRECTORS

Nominees for Directors

Name (Date of Birth)	Current Position	Career	Education	Term of Office

Young Rok Lim (New appointment) (03/30/1955)	President, KB Financial Group

•    Vice Minister, Ministry of Finance and Economy

•    Director-General of the Financial Policy Bureau, Ministry of Finance and Economy

•    Director-General of the Economic Cooperation Bureau, Ministry of Finance and Economy

			• M.A. in Economics, Vanderbilt University • M.A. in Public Administration, Seoul National University • B.A. in Literature, Seoul National University	From March 25, 2011 to July 12, 2013

Byong Deok Min (New appointment) (05/08/1954)	President & CEO, Kookmin Bank	• Senior Executive Vice President of Consumer Banking Group, Kookmin Bank • Head of Regional Head Office, Kookmin Bank • General Manager of branch, Kookmin Bank	• B.A. in Business Administration, Dongguk University	From March 25, 2011 to July 12, 2013

Vaughn Richtor (New appointment) (10/29/1955)	CEO, ING Banking Asia	• Managing Director & CEO, ING Vysya Bank, India • Chief Executive, ING Bank (Australia) Limited • Country Banking Officer, ING Bank NV Sydney Branch	• Management in International Banking Cedep, Insead • Corporate Finance Programme, London Business School • BA (Honours), Business Studies, Southbank London	2 years

Nominees for Non-Executive Directors

Name (Date of Birth)	Current Position	Career	Education	Term of Office

Young Jin Kim (New appointment) (12/11/1949)	Professor, Seoul National University	• Outside director, Samsung Asset Management • Director, Korea Stock Exchange • President, Korea Finance Association	• D.B.A. in Finance, Graduate School of Business, Indiana University • M.B.A., Columbia University • B.A. in Business Administration, Seoul National University	2 years

Jae Wook Bae (New appointment) (03/30/1945)	Lawyer, Baejaewook Legal Office

•    Presidential Secretary for Audit and Inspection

•    Director, Central Investigation Division 4 of Supreme Prosecutors’ Office

•    Information Service of Supreme Prosecutors’ Office

•    Chief prosecutor, Geochang Branch of Changwon District Prosecutors’ Office

			• M.A. in Comparative Law, University of Michigan • B.A. in Law, Seoul National University	2 years

Jong Cheon Lee (New appointment) (02/03/1951)	Professor, Soongsil University	• Chairman, Korean Accounting Association • Non-standing Director, Korea Gas Corporation • Member of Advisory Committee, Ministry of Finance and Economy	• Ph.D. in Accounting, University of Illinois • M.A. in Business Administration, Seoul National University • B.A. in Business Administration, Seoul National University	2 years

Sang Moon Hahm (Re-appointment) (02/02/1954)	Professor, KDI School of Public Policy and Management	• Dean, KDI School of Public Policy and Management • Senior Research Fellow, Korea Development Institute • Senior Research Fellow, Korea Institute of Finance	• Ph.D. in Economics, University of Chicago • M.A. in Economics, University of Chicago • B.A. in Economics and Mathematics, Georgetown University	1 year

AGENDUM 3. APPOINTMENT OF MEMBERS OF THE AUDIT COMMITTEE, WHO ARE NON-EXECUTIVE DIRECTORS

Nominees for members of the Audit Committee, who are Non-Executive Directors

Name (Date of Birth)	Current Position	Career	Education	Term of Office

Seung Hee Koh (Re-appointment) (06/26/1955)	Professor, Sookmyung Women’s University	• President of Finance Accounting Division, Korean Accounting Association • Director, Korean Accounting Association	• Ph.D. in Business Administration, University of Oklahoma • M.A. in Business Administration, Indiana University • B.A. in Business Administration, Seoul National University	1 year

Jae Wook Bae (New appointment) (03/30/1945)	Lawyer, Baejaewook Legal Office

•    Presidential Secretary for Audit and Inspection

•    Director, Central Investigation Division 4 of Supreme Prosecutors’ Office

•    Information Service of Supreme Prosecutors’ Office

•    Chief prosecutor, Geochang Branch of Changwon District Prosecutors’ Office

			• M.A. in Comparative Law, University of Michigan • B.A. in Law, Seoul National University	1 year

Kyung Jae Lee (Re-appointment) (01/30/1939)	—	• CEO, Industrial Bank of Korea • CEO, Korea Financial Telecommunications & Clearings Institute • Director, Bank of Korea	• Ph.D. in Economics, Kookmin University • M.A. in Economics, New York University • B.A. in Economics, Seoul National University	1 year

Jong Cheon Lee (New appointment) (02/03/1951)	Professor, Soongsil University	• Chairman, Korean Accounting Association • Non-standing Director, Korea Gas Corporation • Member of Advisory Committee, Ministry of Finance and Economy	• Ph.D. in Accounting, University of Illinois • M.A. in Business Administration, Seoul National University • B.A. in Business Administration, Seoul National University	1 year

Sang Moon Hahm (Re-appointment) (02/02/1954)	Professor, KDI School of Public Policy and Management	• Dean, KDI School of Public Policy and Management • Senior Research Fellow, Korea Development Institute • Senior Research Fellow, Korea Institute of Finance	• Ph.D. in Economics, University of Chicago • M.A. in Economics, University of Chicago • B.A. in Economics and Mathematics, Georgetown University	1 year

Agendum 4. Approval of the aggregate remuneration limit for directors

	For fiscal year 2010	For fiscal year 2011
No. of Directors (No. of Non-Executive Directors)	11 (9)	12 (8)

Aggregate Remuneration Limit	Won 5 billion was proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2010. The board of directors was to approve and ratify the payment allocation. Additionally, 250,000 treasury shares (or the equivalent monetary value) was proposed as the maximum aggregate amount of shares that may be disbursed from September 29, 2009 to September 28, 2012 to the directors of KB Financial Group Inc. as long-term incentives over the term of their office. The board of directors was to approve and ratify the standard and method of allocation and disbursements thereof.	Won 5 billion will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2011. The board of directors will approve and ratify the payment allocation. Additionally, 250,000 treasury shares (or the equivalent monetary value) will be proposed as the maximum aggregate amount of shares that may be disbursed from September 29, 2009 to September 28, 2012 to the directors of KB Financial Group Inc. as long-term incentives over the term of their office. The board of directors will approve and ratify the standard and method of allocation and disbursements thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 9, 2011	By: /s/ Wang-Ky Kim
(Signature)
	Name:	Wang-Ky Kim
	Title:	Deputy President & CPRO

Exhibit 99.1

KB Financial Group Inc.

Non-Consolidated Statements of Financial Position

December 31, 2010 and 2009

(in millions of Korean won)	2010		2009

Assets
Cash and due from bank	(Won)	759,998	(Won)	845,366
Equity method investments		17,807,653		17,612,122
Loans receivable, net		159,200		169,150
Property and equipment, net		1,108		1,718
Other assets, net		184,586		35,108

Total assets	(Won)	18,912,545	(Won)	18,663,464

Liabilities and shareholders’ equity
Liabilities
Debentures, net of discount	(Won)	799,353	(Won)	798,421
Other liabilities, net		167,391		13,413

Total liabilities		966,744		811,834

Shareholders’ equity
Common stock		1,931,758		1,931,758
Capital surplus		16,428,852		16,428,852
Capital adjustment		(2,919,421)		(2,918,990)
Accumulated other comprehensive income		1,312,936		1,232,279
Retained earnings		1,191,676		1,177,731

Total shareholders’ equity		17,945,801		17,851,630

Total liabilities and shareholders’ equity	(Won)	18,912,545	(Won)	18,663,464

Exhibit 99.2

KB Financial Group Inc.

Non-Consolidated Statements of Income

For the years ended December 31, 2010 and 2009

(in millions of Korean won, except per share amounts)	2010		2009

Operating revenues
Gain on valuation of equity method investments	(Won)	142,454	(Won)	677,107
Interest income		35,200		19,455
Reversal of allowance for loan losses		50		150
Commission income		4		—

		177,708		696,712

Operating expenses
Loss on valuation of equity method investments		2,738		64,482
Interest expense		53,432		55,556
Commission expense		6,955		7,209
Selling and administrative expenses		30,412		27,572

		93,537		154,819

Operating income		84,171		541,893

Non-operating income		965		830

Non-operating expense		35		2

Income before income tax (benefit)		85,101		542,721

Income tax expense(benefit)		(3,219)		2,903

Net income	(Won)	88,320	(Won)	539,818

Per share data
Basic and diluted earnings per share	(Won)	257	(Won)	1,659

Exhibit 99.3

KB Financial Group Inc.

Non-Consolidated Statements of Appropriation of Retained Earnings

For the years ended December 31, 2010 and 2009

(Date of appropriation for 2010: March 25, 2011)

(Date of appropriation for 2009: March 26, 2010)

(in millions of Korean won)	2010		2009

Unappropriated retained earnings
Balance at the beginning of year	(Won)	1,652	(Won)	1,741
Changes in retained earnings of equity method investments		4,522		6,972
Net income		88,320		539,818

		94,494		548,531

Appropriation of retained earnings
Legal reserve		8,832		53,982
Voluntary reserve		—		414,000
Cash dividends		41,163		78,897
(Dividends per common share: (Won) 120 (2.40%) in 2010)
(Dividends per common share: (Won) 230 (4.60%) in 2009)

		49,995		546,879

Unappropriated retained earnings to be carried over to subsequent year	(Won)	44,499	(Won)	1,652